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   EXHIBIT 11 - STATEMENT RE: COMPUTATION OF PER SHARE (UNAUDITED)

                        Three Months Ended June30,   Six Months Ended June 30,
                               1996        1995          1996            1995

Average shares
 outstanding                  8,649       8,658         8,666           8,648


Net effect of dilutive
 stock options, based on
 the treasury stock method       28          58            30              48
                            _______      _______       _______         ______

Total shares used in
 computation                  8,677        8,716         8,696          8,696
                            =======      =======       =======         ======

Net income                   $3,382       $2,859        $7,827         $7,111
                            =======      =======       =======         ======

Net income per share         $  .39       $  .33        $  .90         $  .82
                            =======      =======       =======        =======


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